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                                                                       EXHIBIT 1

                      JACADA INITIATES COST-REDUCTION PLAN


ATLANTA - October 15, 2001 - Jacada Ltd. (Nasdaq: JCDA) today announced a cost-reduction plan aimed at better aligning the Company's expenses to projected near-term business levels. The cost-reduction initiatives, which include a 25% reduction in workforce, compensation reductions for the remaining workforce, and other expense reductions, are expected to reduce operating expenses by approximately $10.0 million on an annualized basis.

         "We decided to take these steps to better align our resources to current and projected near-term business levels. While Jacada has the largest pipeline in our history, we made the decision to proceed conservatively. These cost-cutting measures will enable us to preserve our cash position while remaining nimble as we wait for overall market conditions to improve," said Gideon Hollander, CEO of Jacada. "We firmly believe that we can implement these reductions and maintain our leadership position within the industry, while preserving our ability to provide quality service and support and leading-edge software to our customers. Jacada has a solid financial foundation with over $40.0 million in cash and investments and no debt. We believe the actions we initiated today will leave Jacada well positioned to weather this turbulent period in history. We expect to emerge an even stronger company as we help organizations leverage the significant investments they have in their legacy systems."

         Jacada is planning to issue its third quarter 2001 financial results and review these results in a teleconference on October 31, 2001. Any investor or interested individual can listen to the teleconference, which is scheduled to begin at 10:30 a.m. EST on October 31st, via the Internet at www.jacada.com. This web site will host an archive of the teleconference for 30 days. A telephonic playback will be available from 12:30 p.m. EST on October 31st through 5:00 p.m. EST on Friday, November 2nd. The playback can be accessed by calling (800) 846-4849 for domestic callers or (402) 998-0951 for international callers.

         ABOUT JACADA - Jacada Ltd. is a leading provider of interface and workflow solutions that accelerate the delivery and maintenance of enterprise applications. Jacada products address the need for extending, web-enabling and integrating legacy systems, automating enterprise workflow, and delivering a universal user interface for new and existing applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Citibank, Conseco, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Fireman's Fund, Porsche Cars North America, Prudential Insurance Company of America, US Department of Interior, and Verizon. Jacada



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operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and
London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.


This press release may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond the Company's control. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause actual results to differ materially from those contained in any forward-looking statements. For a more complete discussion of risk factors, please see the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 filed on October 14, 1999 and its Annual Report on Form 20-F for the year ended December 31, 2000.

                                       ###

Jacada Contacts:  Ann Conrad
                  Manager, Corporate Communications
                  Jacada Ltd.
                  (770) 352-1300
                  aconrad@jacada.com
                  or
                  Investor Relations:
                  Philip Bourdillon
                  Silverman Heller Associates
                  (310) 208-2550
                  bourdillon@sha-ir.com